UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2004

(Commission File No. 001-14487)

TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of registrant's name in English)

**Rua Humberto de Campos, 425 - 8° andar
Rio de Janeiro, R.J.
Federative Republic of Brazil**
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file
annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F **X** Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ___   No **X**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE NORTE LESTE PARTICIPAÇÕES S.A.

Date: March 04, 2004

By   _____

Name: Marcos Grodetsky
Title: Investor Relations Officer



Board of Directors Approved at
Telemar's Annual Shareholders Meeting

Rio de Janeiro, Brazil – March 04, 2004 – Tele Norte Leste Participações S.A., (NYSE:TNE; Bovespa TNLP4) the holding company for several wireline and wireless telecommunications services providers in Brazil, announced that its shareholders voted in favor of management's slate of nominees at Telemar's General Shareholders' Meeting held on March 1st in Rio de Janeiro.

At the meeting, chaired by Company Chairman, Mr. Otavio Marques de Azevedo, the following were elected to the Board for a 3 year term:

Director	Alternate
Otávio Marques de Azevedo	Celso Fernandez Quintella
Carlos Francisco Ribeiro Jereissati	Sergio Bernstein
Fersen Lamas Lambranho	Carlos Medeiros Silva Neto
José Augusto da Gama Figueira	Gustavo Fleichman
Maurício Borges Lemos	Roberto Zurli Machado
João Carlos de Couto Ramos Cavalcanti	Valter Manfredi Souza
Ronaldo Iabrudi dos Santos Pereira	Luiz Eduardo Falco Pires Corrêa
Luiz Eduardo Franco de Abreu	Aldo Luiz Mendes
José Luiz de Cerqueira Cesar	Eloir Cogliatti
Luciano Galvão Coutinho	Ricardo Ferraz Torres
Antonio Cortizas Noguerol	Joilson Rodríguez Ferreira

For more information, please contact:
TNE – INVESTOR RELATIONS
Roberto Terziani (terziani@telemar.com.br) 55 21 3131 1208
Carlos Lacerda (carlosl@telemar.com.br) 55 21 3131 1314
Fax: 55 21 3131 1155

GLOBAL CONSULTING GROUP
Kevin Kirkeby (kkirkeby@hfgcg.com)
Mariana Crespo (mcrespo@hfgcg.com)
Tel: 1-646-284-9416; Fax: 1 1-646-284-9494

Visit our Investor Relations Website: www.telemar.com.br/ir